UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 21)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp

Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,905,344
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,905,344

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,905,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.44%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 2, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,400
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 24,400
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.45%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

Based on 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 2, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.45%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 2, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.45%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 2, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.45%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 2, 2023.

Explanatory Note

This Amendment No. 21 (this “Amendment”) to Schedule 13D relates to ordinary shares, no par value (the “Ordinary Shares”), of Euronav NV (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022, Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023, Amendment No. 18 thereto filed with the Commission on February 16, 2023, Amendment No. 19 thereto filed with the Commission on March 24, 2023, and Amendment No. 20 thereto filed with the Commission on October 10, 2023 (as amended and supplemented, the “Original Schedule 13D”, and as further amended and supplemented by this Amendment No. 21, the “Schedule 13D”).

Capitalized terms used but not defined in this Amendment No. 21 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 21 does not modify any of the information previously reported in the Original Schedule 13D.

The tender offer by Compagnie Maritime Belge NV, a naamloze vennootschap (limited liability company) incorporated in Belgium (“CMB” or the “Offeror”), one of the Reporting Persons referred to in this Schedule 13D, has not yet commenced. This Schedule 13D is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any Ordinary Shares of the Issuer or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that the Offeror will file with the Commission, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Issuer will file with the Commission, at the time the tender offer is commenced. Any solicitation and offer to buy Ordinary Shares will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, the Offeror will file with the Commission a Tender Offer Statement on Schedule TO and other necessary filings, and in connection therewith the Issuer will file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and the Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. U.S. Holders of Ordinary Shares are urged to read these documents carefully when they become available because they will contain important information that U.S. Holders of Ordinary Shares should consider before making any decision with respect to the tender offer. When the tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the Commission’s website at www.sec.gov. U.S. Holders of Ordinary Shares also may obtain free copies of the Tender Offer Statement and other offer documents that the Offeror will file with the Commission by contacting the information agent for the tender offer that will be named in the Tender Offer Statement and the Solicitation/Recommendation Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On November 22, 2023, CMB acquired 57,479,744 Ordinary Shares (the “Sale Shares”) from Frontline plc (“Frontline”) and Famatown Finance Limited (“Famatown”, and together with Frontline, the “Sellers”) pursuant to the Share Purchase Agreement dated October 9, 2023 (the “Share Purchase Agreement”) between CMB and the Sellers for an aggregate purchase price of US$1,059,351,682 in cash (the “Share Purchase”).

The aggregate purchase price for the Sale Shares was funded with borrowings under a US$3.2 billion bridge facilities agreement entered into among CMB and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale (collectively, the “Bookrunning Mandated Lead Arrangers”), Belfius Bank NV/SA, DNB (UK) Limited, ING Belgium SA/NV and Nordea Bank Abp filial i Norge (collectively, the “Mandated Lead Arrangers”) and Skandinaviska Enskilda Banken AB (publ) (the “Lead Arranger” and together with the Bookrunning Mandated Lead Arrangers and the Mandated Lead Arrangers, the “Arrangers”) dated November 20, 2023 (the “Facilities Agreement”). The Facilities Agreement provides for a US$1,110,000,000 term loan bridge facility which was used to pay the purchase price for the Sale Shares and related transaction costs (the “SPA Acquisition Bridge Facility”), a US$1,740,000,000 term loan bridge facility which will be used to fund the Offer (the “Bid Acquisition Bridge Facility”) and a US$350,000,000 term loan bridge facility (the “Margin Loan Bridge Facility”) which was used to refinance the outstanding amounts under existing margin loan facilities (the “Existing Margin Loans”).

Term. The Facilities Agreement has an initial term of nine months expiring on August 20, 2024, which, subject to certain conditions and at the option of CMB, may be extended for an additional six months. Such extension is subject to (i) no default having occurred and is then continuing or would occur as a result of the extension; (ii) all repeating representations made by CMB being correct in all material respects; and (iii) the payment of an extension fee as agreed in the Facilities Agreement. The principal amounts outstanding under the Facilities Agreement must be repaid in full not later than its maturity date, subject to any extension. CMB may utilize the Facilities Agreement in one or several installments.

Prepayment. The Facilities Agreement contains customary prepayment events (including but not limited to where it becomes illegal for a lender to fund or maintain its participation or where there is a change of control of CMB or the Issuer). In addition, CMB is required to prepay loans under the Facilities Agreement out of the net proceeds received from a permitted sale of CMB.TECH NV, a wholly-owned subsidiary of CMB (“CMB.TECH”), and/or the sale of Ordinary Shares of the Issuer, provided that CMB retains at least a 50% ownership interest in the Issuer (excluding treasury shares). CMB also has the ability to voluntarily cancel commitments or repay amounts outstanding under the Facilities Agreement.

Representations and warranties, undertakings and events of default. The Facilities Agreement contains representations, warranties, undertakings and events of default that are customary for facilities of this type, with such adjustments as are necessary to reflect the transaction structure.

Security. CMB’s obligations under the Facilities Agreement are secured by a pledge of all shares of the Issuer held by CMB (or to be acquired pursuant to the Offer), including the Ordinary Shares which were pledged in favor of the lenders in respect of the Existing Margin Loans and all shares owned by CMB in CMB.TECH. In addition, the borrowings under the Facilities Agreement are secured by any cash held in prepayment accounts into which funds from permitted sales of the pledged securities are required to be deposited.

Governing law. The Facilities Agreement is governed by English law.

The Facilities Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about CMB or its respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Facilities Agreement were made only for purposes of the Facilities Agreement as of the specific dates therein, are solely for the benefit of the parties to the Facilities Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Facilities Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Facilities Agreement, which subsequent information may or may not be reflected in CMB’s public disclosures.

The foregoing is a summary of certain provisions of the Facilities Agreement. The summary of the Facilities Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Facilities Agreement, a copy of which is attached hereto as Exhibit M and is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Closing of the Share Purchase

On November 22, 2023, the Share Purchase was consummated, resulting in an increase of CMB’s and its affiliates beneficial ownership of the Issuer’s outstanding Ordinary Shares (excluding treasury shares) to 53.45%.

Changes to the Supervisory Board and Management Board of the Issuer

Supervisory Board. Pursuant to the terms of the Share Purchase Agreement, John Fredriksen and Cato H. Stonex resigned from the Issuer’s Supervisory Board effective November 22, 2023. On November 22, 2023, the Issuer issued a press release announcing that Grace Reksten Skaugen and Ole Henrik Bjorge also resigned from the Supervisory Board effective upon the closing of the Share Purchase. The Issuer also announced that the Supervisory Board filled the vacancies created by the resignations of Mr. Fredriksen, Mr. Stonex, Ms. Skaugen and Mr. Bjorge with the appointment of Catharina Scheers, Bjarte Bøe and Patrick Molis as directors.

Ms. Scheers and Mr. Molis are independent directors under the Issuer’s Corporate Governance Code, Rule 10A-3 promulgated under the Exchange Act and under the rules of the New York Stock Exchange. Upon the closing of the Share Purchase, the Supervisory Board will be comprised of six members, three of whom are independent.

Management Board. The Issuer also announced that Lieve Logghe, Alex Staring, Brian Gallagher and Thierry De Grieze resigned from their positions on the Issuer’s Management Board effective upon the closing of the Share Purchase however, they will continue on an advisory basis with the Issuer until the end of December 2023. Sofie Lemlijn and Michail Malliarios also resigned from the Management Board, however, they will remain as employees of the Issuer. The new members of the Issuer’s Management Board and their positions are set forth below.

Member	Position
Alexander Saverys(1)	Chief Executive Officer
Ludovic Saverys(2)	Chief Financial Officer
Michaël Saverys(3)	Chief Chartering Officer
Maxime Van Eecke(4)	Chief Commercial Officer
Benoit Timmermans	Chief Strategy Officer

(1)	Acting as permanent representative of Hof Ter Polder BV, with company number 0447.980.147. Alexander Saverys is also a director and the Chief Executive Officer of CMB (and a director of Saverco).
(2)	Acting as permanent representative of Succavest NV, with company number 0435.173.177. Ludovic Saverys is also a director and the Chief Financial Officer of CMB (and a director of Saverco).
(3)	Acting as permanent representative of Gemadi BV, with company number 0707.960.240. Michael Saverys is also a director of CMB (and a director of Saverco).
(4)	Acting as permanent representative of Mavecom CommV with company number 0721.561.719. Mr. Van Eecke is also a director and Chief Commercial Officer of CMB.

The Offer

As a result of the consummation of the Share Purchase resulting in CMB and its affiliates owning more than 30% of the Ordinary Shares of the Issuer, CMB is required under Belgian law to commence an unconditional mandatory public takeover bid (the “Offer”) for all the issued Ordinary Shares (the “Target Shares”) of the Issuer that the Reporting Persons do not already own in accordance with the provisions of the Act of 1 April 2007 on takeover bids (the “Takeover Act”) and Chapter III of the Royal Decree of 27 April 2007 on takeover bids (the “Takeover RD”) and Regulations 14D and 14E under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and subject to any exemptive and no-action relief as may be granted by the Commission and any derogations as may be granted by the Financial Services and Markets Authority of Belgium (the “FSMA”). The Offer will be an unconditional offer in cash at a price of US$18.43 per Ordinary Share, reduced on a dollar-for-dollar basis by the gross amount per share of any future dividends and other distributions by the Issuer to its shareholders after the closing of the Share Purchase with an ex-dividend date prior to the settlement date of the Offer (the “Offer Price”). The Offer will be made concurrently in the United States and Belgium.

Vessel Sale by the Issuer to Frontline

On November 22, 2023, the Issuer announced that the conditions precedent to the closing of the sale of 24 vessels by the Issuer to Frontline or an affiliate thereof pursuant to the Framework Agreement dated October 9, 2023 between the Issuer and Frontline (the “Vessel Sale”) have been satisfied and the transaction became effective and will be executed in due course.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

As of the date of this Schedule 13D, CMB directly owns 107,905,344 Ordinary Shares, which represents 53.44% of the outstanding Ordinary Shares based upon 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Commission on November 2, 2023. CMB has the shared power to vote or direct the vote of 107,905,344 Ordinary Shares. CMB has the shared power to dispose or direct the disposition of 107,905,344 Ordinary Shares.

As of the date of this Schedule 13D, Saverco directly owns 24,400 Ordinary Shares. Saverco may be deemed to beneficially own 107,929,744 Ordinary Shares, which represents 53.45% of the outstanding Ordinary Shares based upon 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Commission on November 2, 2023. Saverco has the shared power to vote or direct the vote of 107,929,344 Ordinary Shares. Saverco has the shared power to dispose or direct the disposition of 107,929,344 Ordinary Shares.

As of the date of this Schedule 13D, Alexander Saverys owns no Ordinary Shares directly. Alexander Saverys may be deemed to beneficially own 107,929,744 Ordinary Shares, which represents 53.45% of the outstanding Ordinary Shares based upon 201,912,942 Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the Commission on November 2, 2023. Alexander Saverys has the shared power to vote or direct the vote of 107,929,744 Ordinary Shares and the shared power to dispose or direct the disposition of 107,929,744 Ordinary Shares. Alexander Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Ludovic Saverys owns no Ordinary Shares directly. Ludovic Saverys may be deemed to beneficially own 107,929,744 Ordinary Shares, which represents 53.45% of the outstanding Ordinary Shares based upon 201,912,942 Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the Commission on November 2, 2023. Ludovic Saverys has the shared power to vote or direct the vote of 107,929,744 Ordinary Shares and the shared power to dispose or direct the disposition of 107,929,744 Ordinary Shares. Ludovic Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Michael Saverys owns no Ordinary Shares directly. Michael Saverys may be deemed to beneficially own 107,929,744 Ordinary Shares, which represents 53.45% of the outstanding Ordinary Shares based upon 201,912,942 Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the Commission on November 2, 2023. Michael Saverys has the shared power to vote or direct the vote of 107,929,744 Ordinary Shares and the shared power to dispose or direct the disposition of 107,929,744 Ordinary Shares. Michael Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

The information set forth in Item 4 of this Amendment No. 21 is incorporated herein by reference. Except for the transactions described elsewhere in this Schedule 13D, none of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth in Item 2, has engaged in any transactions in the Ordinary Shares during the past 60 days.

(c) Other than as described in Item 4, to the knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

On November 22, 2023, the outstanding principal balance on the Existing Margin Loans was refinanced under the Facilities Agreement. As of the date of this Schedule 13D, the outstanding principal balance of the Margin Loan Bridge Facility is US$350,000,000.

Pursuant to the Facilities Agreement, CMB entered into the Bank Account and Securities Pledge Agreement between CMB and KBC Bank NV, as security agent, dated November 20, 2023 (the “Pledge Agreement”) pursuant to which CMB has pledged all of the Ordinary Shares of the Issuer that it owns and has agreed to pledge all of the Shares of the Issuer that it acquires in the Offers as security for CMB’s obligations under the Facilities Agreement. Under the Pledge Agreement, in the case of an event of default, the security agent has the right to instruct CMB in voting the pledged Ordinary Shares and has the right to enforce its rights under the Pledge Agreement, which may result in the foreclosure upon the pledged Ordinary Shares and/or sale of the Ordinary Shares. The Pledge Agreement is governed by Belgian law.

The information set forth under Item 4 and the Facilities Agreement attached hereto as Exhibit M is incorporated herein by reference. Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	N/A

Exhibit C	Press Release dated April 8, 2022(1)

Exhibit D	Letter to Euronav NV dated April 26, 2022(2)

Exhibit E	Press release dated July 12, 2022(3)

Exhibit F	Letter to Supervisory Board of Euronav NV dated December 14, 2022(4)

Exhibit G	Letter to Euronav NV dated January 16, 2023(5)

Exhibit H	Press Release dated February 9, 2023(6)

Exhibit I	Transcript of CMB Conference Call held on February 15, 2023(7)

Exhibit J	Press Release dated October 9, 2023(8)

Exhibit K	Press Release of CMB under Article 8 of the Takeover RD dated October 9, 2023(9)

Exhibit L	Share Purchase Agreement among CMB, Frontline plc and Famatown Finance Limited dated October 9, 2023(10)

Exhibit M	Bridge facilities agreement among CMB and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated November 20, 2023

(1)	Previously filed with Amendment No. 5 on April 12, 2022
(2)	Previously filed with Amendment No. 6 on April 26, 2022
(3)	Previously filed with Amendment No. 10 on July 13, 2022
(4)	Previously filed with Amendment No. 15 on December 14, 2022
(5)	Previously filed with Amendment No. 16 on January 18, 2023
(6)	Previously filed with Amendment No. 17 on February 10, 2023
(7)	Previously filed with Amendment No. 18 on February 16, 2023
(8)	Previously filed with Amendment No. 20 on October 10, 2023
(9)	Previously filed with Amendment No. 20 on October 10, 2023
(10)	Previously filed with Amendment No. 20 on October 10, 2023

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 22, 2023
Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys